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                               September 2, 2021

       Cornelius Boersch
       Chief Executive Officer
       Mountain & Co. I Acquisition Corp.
       4001 Kennett Pike
       Suite 302
       Wilmington, DE 19807

                                                        Re: Mountain & Co. I
Acquisition Corp.
                                                            Form S-1
                                                            Filed August 24,
2021
                                                            File No. 333-259034

       Dear Mr. Boersch:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed August 24, 2021

       Capitalization, page 81

   1. We note that you are offering 20,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 18,952,601 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding that all
20,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Cornelius Boersch
Mountain & Co. I Acquisition Corp.
September 2, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at (202) 551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameCornelius Boersch
                                                           Division of
Corporation Finance
Comapany NameMountain & Co. I Acquisition Corp.
                                                           Office of Real
Estate & Construction
September 2, 2021 Page 2
cc:       Leo Borchardt, Esq.
FirstName LastName